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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
- --------------------------------------------------------------------------------
                               (AMENDMENT NO. 1)*

                      TRUMP HOTELS & CASINO RESORTS, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   898168109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Daniel D. Rubino, Esq.
                            Willkie Farr & Gallagher
                              One Citicorp Center
                              153 East 53rd Street
                         New York, New York 10022-4669
                                 (212) 821-8000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 17, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 898168109                                          Page 2  of    Pages
          ------------------                                     --     --

- --------------------------------------------------------------------------------
1  NAME OF REPORT PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Donald J. Trump
- --------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

- --------------------------------------------------------------------------------
3  SEC USE ONLY


- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

           OO
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]


- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        7  SOLE VOTING POWER

                    8,474,256

- --------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                    1,407,292

- --------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                    8,474,256

- --------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                    1,407,292

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           9,881,548

- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [_]


- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.0%

- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

           IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 898168109                                          Page 3  of    Pages
          ------------------                                     --     --

- --------------------------------------------------------------------------------
1  NAME OF REPORT PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Trump Casinos, Inc.
- --------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [X]

- --------------------------------------------------------------------------------
3  SEC USE ONLY


- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

           OO
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]


- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey

- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        7  SOLE VOTING POWER

                    0

- --------------------------------------------------------------------------------
        8  SHARED VOTING POWER

                    1,407,017

- --------------------------------------------------------------------------------
        9  SOLE DISPOSITIVE POWER

                    0

- --------------------------------------------------------------------------------
       10  SHARED DISPOSITIVE POWER

                    1,407,017

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           1,407,017

- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                       [_]


- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5%

- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

           CO

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 amends and restates the Schedule 13D dated June 22, 1995 filed by Mr. Donald J. Trump ("Mr. Trump"), and is being filed pursuant to Rule 13d-2(a), (c) under the Securities Exchange Act of 1934 (the "Exchange Act").

Item 1.   Security and Issuer.
          -------------------

          This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Trump Hotels & Casino Resorts, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware, which has its principal executive offices at Mississippi Avenue and The Boardwalk, Atlantic City, New Jersey 08401.

Item 2.   Identity and Background.
          -----------------------

          (a)-(c), (f). This Statement is being filed by Mr. Trump and Trump Casinos, Inc. (formerly known as ("f/k/a") Trump Taj Mahal, Inc.) ("TCI"). Mr. Trump and TCI are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

          Mr. Trump's present principal occupation is Chairman of the Board of Directors of the Company, Trump Hotels & Casino Resorts Funding, Inc., THCR Holding Corp. (f/k/a Taj Mahal Holding Corp.)("THCR Corp."), THCR/LP Corporation (f/k/a TM/GP Corporation) ("THCR/LP") and Trump Atlantic City Funding, Inc.; Chairman of the Board of Directors, President and Treasurer of Trump Plaza Funding, Inc. ("Plaza Funding"); sole Director, President and Treasurer of TCI and Trump Atlantic City Corporation (f/k/a The Trump Taj Mahal Corporation) ("AC

Corporation"); Director and President of Trump Atlantic City Holding, Inc. (f/k/a Trump Plaza Holding, Inc.) ("AC Holding, Inc."); sole Director of Trump Indiana, Inc. ("Trump Indiana"); Chairman of the Board of Partner Representatives of Trump's Castle Associates ("TCA"); Managing General Partner of TCA; sole Director and President of Trump Taj Mahal Realty Corp. and Trump Boardwalk Realty Corp.; and President of the Trump Organization. The business address of Mr. Trump is 725 Fifth Avenue, New York, New York 10022. Mr. Trump is a citizen of the United States of America.

          TCI, a corporation organized under the laws of the State of New Jersey, is wholly owned by Mr. Trump. TCI conducts no business other than holding (i) a limited partnership interest in Trump Hotels & Casino Resorts Holdings, L.P., a subsidiary of the Company (the "Partnership"), and (ii) shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Stock"). Mr. Trump is the sole Director, President and Treasurer of TCI. TCI has no other executive officers. The business address of TCI is Mississippi Avenue and The Boardwalk, Atlantic City, New Jersey 08401.

          (d), (e). Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          At the consummation of the Company's initial public offering of 10,000,000 shares of Common Stock on June 12, 1995, and pursuant to the Partnership's Amended and Restated Agreement of Limited Partnership, dated June 12, 1995 (the "Partnership Agreement") (attached hereto as Exhibit I and incorporated herein by reference), Mr. Trump received approximately a 39.8% limited partnership interest in the Partnership ("Trump's Limited Partnership Interest") and the Company received an approximately 60.2% general partnership interest in the Partnership. Trump's Limited Partnership Interest represented Mr. Trump's economic interest in the assets and operations of the Partnership. Pursuant to the terms of the Exchange and Registration Rights Agreement between the Company and Mr. Trump, dated June 12, 1995 (the "Exchange Rights Agreement") (attached hereto as Exhibit II and incorporated herein by reference), Trump's Limited Partnership Interest was convertible, at Mr. Trump's option, into 6,666,667 shares of Common Stock. If these shares had been converted on June 12, 1995, they would have represented approximately 39.8% of the adjusted total number of shares of Common Stock outstanding (calculated by adding the total number of shares that were outstanding on that date to the 6,666,667 shares).

          On June 6, 1995 Mr. Trump acquired 1,000 shares of the Class B Stock, which represented 100% of the total number of shares of the Class B Stock outstanding. The Class B Stock has voting power equivalent to the voting power of the total number of Conversion Shares (as defined), but is not entitled to dividends or distributions. Upon conversion of all or any portion of Trump's Limited Partnership Interest into shares of Common Stock, the corresponding voting power of the Class B Stock would have been proportionately diminished in an amount equal to the number of shares of Common Stock issued upon such conversion.

          Consideration for the acquisition of the Trump's Limited Partnership Interest in June 1995 was his contribution to the Partnership, pursuant to the terms of the Contribution Agreement between Mr. Trump and the Partnership, dated June 12, 1995 (the "Contribution Agreement") (attached hereto as Exhibit III and incorporated herein by reference), of the assets listed in Schedule A thereto, including all of his (i) beneficial interest in Trump Plaza Associates, which consisted of (a) all of the outstanding capital stock of Plaza Funding, (b) a 99% equity interest in Trump Atlantic City Associates (f/k/a Trump Plaza Holding Associates) ("Trump AC") and (c) all of the outstanding capital stock of AC Holding, Inc., which owned the remaining 1% equity interest in Trump AC, and
(ii) existing interests and rights to new gaming activities in both emerging and established gaming jurisdictions, including Trump Indiana.

          Pursuant to the Contribution Agreement, Mr. Trump also agreed to pursue, develop and conduct all new casino and gaming opportunities only on behalf of the Company. Mr. Trump further agreed not to engage in certain actions in connection with Casino and Gaming Activities (as defined therein), including, without limitation, casino hotels, and related services and products, except for those Casino and Gaming Activities relating to the Trump Taj Mahal Casino Resort (the "Taj Mahal") and Trump's Castle Casino Resort.

          On June 7, 1995, Mr. Trump acquired 250 shares of Common Stock in a regular-way transaction at $14.00 per share (the "Trump Shares"). Mr. Trump holds 100 of the Trump Shares for his own account, 50 as custodian for his son Eric F. Trump, 50 as custodian for his daughter Ivanka Trump and 50 as custodian for his son Donald J. Trump, Jr. On the same date, Mr. Trump also acquired, in a regular-way transaction at $14.00 per share, an additional 50 shares of Common Stock which he gave to his wife, Mrs. Marla M. Trump ("Mrs. Trump"), as a gift (the "Gift Shares").

          On April 17, 1996, in connection with the merger (the "Taj Merger") of THCR Merger Corp., a wholly owned subsidiary of the Company, with and into THCR Corp. and the related transactions thereto (collectively, the "Taj Merger Transaction") and pursuant to the Second Amended and Restated Partnership Agreement of the Partnership, dated April 17, 1996, (the "Second Partnership Agreement") (attached hereto as Exhibit I.I and incorporated herein by reference), the percentage of Trump's Limited Partnership Interest changed to approximately 20.7% and TCI became a new limited partner of the Partnership with an approximately 4.4% limited partnership interest ("TCI's Limited Partnership Interest" and collectively with Trump's Limited Partnership Interest, the "Limited Partnership Interests"). Because TCI is wholly owned by Mr. Trump, Mr. Trump may be deemed to beneficially own the Limited Partnership Interests (an approximately 25.1% limited partnership interest in the Partnership). The Limited Partnership Interests represent the economic interests of Mr. Trump and TCI in the assets and operations of the Partnership. Pursuant to the terms of the Amended and Restated Exchange and Registration Rights Agreement among the Company, Mr. Trump and TCI, dated April 17, 1996 (the "Amended Exchange Rights Agreement") (attached hereto as Exhibit II.I and incorporated herein by reference), Trump's Limited Partnership Interest is convertible, at Mr. Trump's option, into 6,674,006 shares of Common Stock (the "Trump Conversion Shares") and TCI's Limited Partnership Interest is convertible, at TCI's option, into 1,407,017 shares of Common Stock (the "TCI Conversion Shares" and collectively with the Trump Conversion Shares, the "Conversion Shares").

          As of April 17, 1996, Mr. Trump and TCI each held, respectively, 800 and 200 shares of the Class B Stock. Upon conversion of all or any portion of any of the Reporting Person's Limited Partnership Interest into shares of Common Stock, the corresponding voting power of their respective Class B Stock will be proportionately diminished in an amount equal to the number of shares of Common Stock issued upon such conversion.

          Consideration for the change in Trump's Limited Partnership Interest and TCI's acquisition of TCI's Limited Partnership Interest was the contribution to the Partnership, pursuant to the terms of the 1996 Contribution Agreement among Mr. Trump, TCI, THCR/LP and the Partnership, dated April 17, 1996 (the "1996 Contribution Agreement") (attached hereto as Exhibit III.I and incorporated herein by reference), of (i) 20 shares of Common Stock of AC Corporation by Mr. Trump and (ii) a 49.995% general partnership interest in Trump Taj Mahal Associates ("Taj Associates"), the owner and operator of the Taj Mahal, by TCI.

          As part of the Taj Merger Transaction, Mr. Trump was also issued warrants (the "Trump Warrants") (attached hereto as Exhibit V and incorporated herein by reference) to purchase an aggregate of 1.8 million shares of Common Stock, of which (i) 600,000 shares may be purchased on or before April 17, 1999 at $30.00 per share, (ii) 600,000 shares may be purchased on or before April 17, 2000 at $35.00 per share and (iii) 600,000 shares may be purchased on or before April 17, 2001 at 40.00 per share.

Item 4.   Purpose of Transaction.
          ----------------------

          Each of the Reporting Persons acquired their Limited Partnership Interest, and Mr. Trump acquired the Trump Shares and the Trump Warrants, for the purpose of acquiring an equity investment in the Company.

          Each of the Reporting Persons may convert his or its Limited Partnership Interest at any time into Common Stock or may acquire from time to time additional Common Stock through open-market or privately negotiated transactions depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of his investment in the Company.

          Except as set forth herein, none of the Reporting Persons has plans or proposals which relate to or would result in the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a), (b). As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons (assuming in each case full conversion of their respective Limited Partnership Interest and, in the case of Mr. Trump, the exercise of the Trump Warrants), including the number of shares of Common Stock as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, are set forth in the table below.

          The total number of shares of Common Stock outstanding, as of April 19, 1996, was 24,140,090 shares (the "Outstanding Shares"). This number gives effect to the shares issued by the Company in the Taj Merger Transaction, including (i) 13,250,000 shares of Common Stock issued to the public (the "1996 Stock Offering") pursuant to the Company's Registration Statement on Form S-1 (File No. 333-639), as amended (the "S-1 Registration Statement"), (ii) 500,000 shares of Common Stock issued directly to First Union National Bank (f/k/a First Fidelity Bank, National Association) pursuant to the S-1 Registration Statement and (iii) 323,423 shares of Common Stock issued in connection with the Taj Merger pursuant to the Company's Registration Statement on Form S-4 (File No. 333-153).



                                                             Number of                                                 Percent of
                               Aggregate                    Shares with                                                  Shares
                               Number of       Number of       Shared      Number of     Number of      Adjusted     Beneficially
                                Shares        Shares with     Power to    Shares with   Shares with     Number of        Owned
Reporting Person             Benefi-cially    Sole Power        Vote       Sole Power      Shared        Shares
                                 Owned          to Vote                    to Dispose    Power to     Out-standing
                                                                                          Dispose

Mr. Trump                         9,881,548   8,474,256/1/  1,407,292/2/  8,474,256/3/  1,407,292/4/  34,021,113/5/           29.0%
TCI                               1,407,017           0     1,407,017/6/          0     1,407,017/7/  25,547,107/8/            5.5%

/1/ This number includes (i) the Trump Shares, (ii) the Trump Conversion
    Shares and (iii) the shares into   which the Trump Warrants are convertible.
/2/   This number includes (i) 225 shares of Common Stock acquired by Mrs.
Trump, on June 7, 1995, in a   regular-way transaction at $14.00 per share (the
"Spouse Shares"), (ii) the Gift Shares and (iii) the   TCI Conversion Shares.
Mrs. Trump holds 75 of the Spouse Shares for her own account, 100 as custodian for her sister Danielle Nicole Maples and 50 as custodian for her daughter
Tiffany Trump. Mr. Trump   shares voting and dispositive power over the TCI
Conversion Shares with TCI and of the Spouse Shares   and Gift Shares with Mrs.
Trump. Mr. Trump disclaims beneficial ownership of the Gift Shares and the Spouse Shares.
/3/   See note 1 above.
/4/   See note 2 above.
/5/   Calculated by adding the Conversion Shares, the shares into which the
      Trump Warrants are convertible   and the Outstanding Shares.
/6/   Voting power shared with Mr. Trump.
/7/   Dispositive power shared with Mr. Trump.
/8/   Calculated by adding the TCI Conversion Shares and the Outstanding Shares.

          (c). Within the past sixty (60) days, the Reporting Persons effected the following transactions in the Common Stock:
                    1. As further described in Item 3, on April 17, 1996, the Reporting Persons acquired the Limited Partnership Interests.
                    2. As further described in Item 3, on April 17, 1996, Trump acquired the Trump Warrants.
           (d).  Not applicable.
           (e).  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
                                                     --------------------------
          to Securities of the Issuer.
          ---------------------------

          On June 5, 1995, Mr. Trump executed a lock-up agreement (attached hereto as Exhibit IV and incorporated herein by reference) by which he agreed that he would not, without the prior written consent of the Representatives of the Underwriters (as defined therein), directly or indirectly, offer, sell, contract to sell or otherwise dispose (or announce any offer, sale, contract of sale or other disposition) of any shares of Common Stock or other shares of capital stock of the Company, or any securities convertible into or exercisable or exchangeable for shares of Common Stock or other shares of capital stock of the Company, for a period of 365 days after June 7, 1995.

          On April 10, 1996, each of the Reporting Persons executed a lock-up agreement (attached hereto as Exhibits IV.I and IV.II and incorporated herein by reference) (the "1996 Lock-Up Agreements") by which they agreed that they would not, without the prior written consent of the Representatives of the

Underwriters (as defined therein), directly or indirectly, offer, sell, contract to sell or otherwise dispose (or announce any offer, sale, contract of sale or other disposition) of any shares of Common Stock or other shares of capital stock of the Company, or any securities convertible into or exercisable or exchangeable for shares of Common Stock or other shares of capital stock of the Company, for a period of 180 days after April 11, 1996. The 1996 Lock-Up Agreements expressly provide that the Reporting Persons are not prohibited from pledging the Limited Partnership Interests or their Class B Common Stock to Donaldson Lufkin & Jenrette, Inc. ("DLJ") and Citibank, N.A. ("Citibank").

          The Partnership Agreement provided, among other provisions, that no additional Partnership interests would be issued, except in the case of (i) an additional partnership interest to the Company in exchange for a contribution of value from the Company and (ii) an additional limited partnership interest to Mr. Trump or his Permitted Holders (as defined therein) in exchange for a contribution of value from Mr. Trump or his Permitted Holders, as determined by a majority of the Special Committee of the Company's Board of Directors (the "Special Committee"). The Company covenanted in the Partnership Agreement that it would not issue additional debt or equity securities, unless the proceeds of such issuance were contributed to the Partnership and that it would not issue any additional shares of Class B Common Stock, except to Mr. Trump or his Permitted Holders.

          The Second Partnership Agreement has similar terms to those of the Partnership Agreement and allows for the issuance of limited partnership interests to TCI and THCR/LP in exchange for their contribution to the Partnership, in connection with the Taj Merger, of their respective 49.995% equity interests in Taj Associates. In addition, the Second Partnership Agreement provides that the Company may contribute to Trump AC the indirect interest in Taj Associates that the Company acquired in the Taj Merger and the proceeds of the 1996 Stock Offering.

          Pursuant to the Exchange Rights Agreement, among other things: (i) Mr. Trump and his permitted successors and assigns were able to exchange all or any portion of their partnership interest in the Partnership for Common Stock, and (ii) a majority of the Special Committee had the right to require any holder of a limited partnership interest in the Partnership (other than Mr. Trump and his Permitted Holders) to exchange their Partnership interests for Common Stock. The number of shares of Common Stock issuable upon exchange of limited interests in the Partnership would be adjusted from time to time to reflect stock dividends, stock splits, reverse stock splits, reclassifications and recapitalizations.

          The Exchange Rights Agreement contained certain registration rights under the Securities Act of 1933 (the "Securities Act") in favor of the holders of the Common Stock issuable upon the exchange of limited partnership interests in the Partnership. The holders of securities representing a majority of the Common Stock issuable upon the exchange of limited partnership interests in the Partnership had the right to require the Company, at the Company's expense (other than with respect to underwriting discounts, commissions and fees attributable to the sale of any such Common Stock), subject to certain limitations, to file two registration statements relating to the resale to the public of all or a portion of their Common Stock. In addition, in the event the Company proposed to register any of its Common Stock pursuant to a registration statement under the Securities Act (other than on Forms S-4 or S-8 under the Securities Act or other similar successor forms), such holders could have, by giving written notice to the Company, requested that the Company, at the Company's expense (other than with respect to underwriting discounts, commissions and fees attributable to the sale of any such Common Stock), include in such registered offering all or any part of their Common Stock. The Company was required to include the securities covered by such notice or notices in such registered offering unless the Company determines for any reason not to proceed with the underlying offering of its equity securities or, in the case of an underwritten offering, if the managing underwriter determines that the amount of Common Stock requested to be included in such registration exceeds the amount which could be sold in such offering without adversely affecting the distribution of the securities being offered.

          The Amended Exchange Rights Agreement grants Mr. Trump similar conversion and registration rights afforded to him under the Exchange Rights Agreement and extends such rights to TCI.

          The shares of Common Stock issuable upon the exercise of the Trump Warrants have registration rights similar to those held by Mr. Trump under the Exchange Rights Agreement.

          On April 17, 1996, Mr. Trump entered into a transaction with DLJ to satisfy certain indebtedness of Mr. Trump and his affiliates and to obtain certain releases of liens and guarantees necessary to effect the Taj Merger Transaction. In connection therewith, and pursuant to the terms of the Pledge and Security Agreement among Mr. Trump, TCI and DLJ, dated April 17, 1996 (the "DLJ Pledge Agreement") (attached hereto as Exhibit VI.I and incorporated herein by reference), the Reporting Persons granted (i) a first priority security interest on Trump's Limited Partnership Interest, Mr. Trump's Class B Stock and the Reporting Persons' rights under the Amended Exchange Rights Agreement and
(ii) a security interest, subject to a first priority security interest in favor of Citibank pursuant to the Citibank Pledge Agreement (as defined), on TCI's Limited Partnership Interest and TCI's Class B Stock.

          On April 17, 1996, Mr. Trump also restructured certain of his personal indebtedness and obtained the consent of the lenders necessary to effect the Taj Merger Transaction. In connection therewith, and pursuant to the terms of the Pledge and Security Agreement among Mr. Trump, certain of Mr. Trump's affiliates (including TCI) and Citibank, as agent for the lenders, dated April 17, 1996 (the "Citibank Pledge Agreement") (attached hereto as Exhibit VI.II and incorporated herein by reference), the Reporting Persons granted (i) a first priority security interest on certain of Mr. Trump's assets and interests, including the Trump Warrants, TCI's Limited Partnership Interest and TCI's Class B Stock, and
(ii) a security interest, subject to a first priority security interest in favor of DLJ pursuant to the DLJ Pledge Agreement, on Mr. Trump's Limited Partnership Interest and Mr. Trump's Class B Stock.

          Because of the relationship between Mr. Trump and TCI, the Reporting Persons may be deemed to form a "group" within the meaning of Rule 13d-5 under the Exchange Act. TCI disclaims beneficial ownership of any shares held by Mr. Trump.

          Except as otherwise described in this statement, to the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------
          Exhibit I*:  Amended and Restated Agreement of Limited Partnership of
          ----------
Trump Hotels & Casino Resorts Holdings, L.P., dated June 12, 1995.
          Exhibit I.I:  Second Amended and Restated Agreement of Limited
          -----------
Partnership of Trump Hotels & Casino Resorts Holdings, L.P., dated April 17,
1996.

          Exhibit II*:  Exchange and Registration Rights Agreement between
          -----------
Donald J. Trump and Trump Hotels & Casino Resorts, Inc., dated June 12, 1995.

          Exhibit II.I:  Amended and Restated Exchange and Registration Rights
          ------------
Agreement among Donald J. Trump, Trump Casinos, Inc. and Trump Hotels & Casino Resorts, Inc., dated April 17, 1996.

          Exhibit III*:  Contribution Agreement between Donald J. Trump and
          ------------
Trump Hotels & Casino Resorts Holdings, L.P., dated June 12, 1995.

          Exhibit III.I:  1996 Contribution Agreement among Donald J. Trump,
          -------------
Trump Casinos, Inc., THCR/LP Corporation and Trump Hotels & Casino Resorts Holdings, L.P., dated April 17, 1996.

          Exhibit IV*:  Lock-up Agreement of Donald J. Trump, dated June 5,
          -----------
1995.
          Exhibit IV.I:  Lock-up Agreement of Donald J. Trump, dated April 10,
          ------------
1996.
          Exhibit IV.II:  Lock-up Agreement of Trump Casinos, Inc. (f/k/a Trump
          -------------
Taj Mahal, Inc.), dated April 10, 1996.

          Exhibit V:  Common Stock Purchase Warrants issued to Donald J. Trump,
          ---------
dated April 17, 1996.

          Exhibit VI.I:  Pledge and Security Agreement among Donald J. Trump,
          ------------
Trump Casinos, Inc. and Donaldson Lufkin & Jenrette, Inc., dated April 17, 1996.

          Exhibit VI.II:  Pledge and Security Agreement among Donald J. Trump,
          -------------
Trump Casinos, Inc. and Citibank, N.A., dated April 17, 1996.

          Exhibit VII:  Joint Filing Agreement between Donald J. Trump and Trump
          -----------
Casinos, Inc., dated April 17, 1996.

______________________
    *     Previously filed in paper format with this Schedule 13D.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     April 25, 1996



                                           /s/ Donald J. Trump
                                           -------------------
                                         Donald J. Trump



                                    TRUMP CASINOS, INC.



                                    By:  /s/ Donald J. Trump
                                         -------------------
                                       Name:  Donald J. Trump
                                       Title: Sole Director,
                                                President and
                                                Treasurer